File No. 070-10245

                             (As filed May 23, 2005)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             APPLICATION/DECLARATION
                                  ON FORM U-1/A

                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                               KeySpan Corporation
                       KeySpan Engineering & Survey, Inc.
                         KeySpan Corporate Services LLC
                          KeySpan Utility Services LLC
                            c/o One MetroTech Center
                            Brooklyn, New York 11201
 ------------------------------------------------------------------------------
 (Name of companies filing this statement and addresses of principal executive offices)

                               KeySpan Corporation
                               -------------------
        (Name of top registered holding company parent of each applicant)

                               John J. Bishar, Jr.
     Executive Vice President, General Counsel and Chief Governance Officer
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
                     (Name and address of agent for service)


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                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     This pre-effective Amendment No. 1 amends and restates in its entirety the Form U-1 Application/Declaration in this proceeding, originally filed with the Securities and Exchange Commission on August 24, 2004, as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.


A.       Background

     KeySpan Corporation ("KeySpan") registered as a holding company on November 8, 2000, upon its acquisition of all of the issued and outstanding common stock of Eastern Enterprises (now known as KeySpan New England, LLC) and its indirect acquisition of EnergyNorth Inc. (hereafter referred to as the "Mergers"). The Mergers were approved by the Securities and Exchange Commission (the "Commission") by two related orders, each dated November 7, 2000, in Holding Co. Act Release 27271 and Holding Co. Act Release 27269, respectively, each in File No. 70-9641, as modified by the order issued on December 1, 2000, in Holding Co. Act Release 27287, in File No. 70-9641 (collectively, the "Merger Order").

     KeySpan is a diversified registered public utility holding company. KeySpan directly or indirectly owns the following seven public utility companies: (i) The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), which distributes natural gas at retail to residential, commercial and industrial customers in the New York City boroughs of Brooklyn, Staten Island and Queens; (ii) KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), which distributes natural gas at retail to customers in New York State located in the counties of Nassau and Suffolk on Long Island and the Rockaway Peninsula in Queens County; (iii) KeySpan Generation LLC ("KeySpan Generation"), which owns and operates electric generation capacity located on Long Island all of which is sold at wholesale to the Long Island Power Authority ("LIPA") for resale by LIPA to its approximately 1.1 million customers; (iv) Boston Gas Company d/b/a KeySpan Energy Delivery New England ("Boston Gas"), which distributes natural gas to customers located in Boston and other cities and towns in eastern and central Massachusetts; (v) Essex Gas Company d/b/a KeySpan Energy Delivery New England ("Essex Gas"), which distributes natural gas to customers in eastern Massachusetts; (vi) Colonial Gas Company d/b/a KeySpan Energy Delivery New England ("Colonial Gas"), which distributes natural gas to customers located in northeastern Massachusetts and on Cape Cod; and (vii) EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England ("ENGI"), which distributes natural gas to customers located in southern and central New Hampshire, and the City of Berlin located in northern New Hampshire (KEDNY, KEDLI, KeySpan Generation, Boston Gas, Colonial Gas, Essex Gas and ENGI are collectively referred to as the "Utility Subsidiaries"). Together, KEDNY and


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KEDLI (collectively,  the "New York Utilities") serve approximately 1.66 million customers. Together, Boston Gas, Colonial Gas and Essex Gas serve approximately 768,000 customers. ENGI serves approximately 75,000 customers. KeySpan also directly or indirectly owns various non-utility subsidiaries (collectively referred to as the "Non-Utility Subsidiaries") through which KeySpan engages in energy related non-utility activities as described in the Merger Order.

     KeySpan directly owns three registered service companies, including KeySpan Utility Services LLC ("KUS"), KeySpan Corporate Services LLC ("KCS") and KeySpan Engineering & Survey Inc. ("KENG") (collectively referred to herein as the "Service Companies").

     By order dated November 8, 2000, in Release No. 35-27272, File No. 70-9699, as modified by an order dated December 1, 2000, Release No. 35-27286, File No. 70-9699 (collectively, the "Financing Order"), the Commission reserved jurisdiction over KeySpan's proposals for (i) the allocation methodologies proposed in the service agreements (the "Service Agreements") of KUS, KCS and KENG; and (ii) the use of KUS and KCS as separate service companies. In accordance with the terms of the Financing Order, KeySpan filed post-effective amendment no. 10 dated March 29, 2002, and then an amended and restated post-effective amendment no. 13 dated March 21, 2003 in that proceeding seeking the release of jurisdiction over the Service Companies and the proposed allocation methodologies.

     With respect to the above mentioned post-effective amendments in File No. 70-9699, the Commission did not issue an order in that proceeding but, instead, the Commission staff subsequently instructed KeySpan to file a pre-effective application/declaration seeking the release of jurisdiction over the Service Companies and the proposed allocation methodologies. Accordingly, rather than file a post-effective amendment under File No. 70-9699 in the previous proceeding in order to request the release of jurisdiction therein, KeySpan now files this pre-effective application/declaration.

B.   Request  for  Release  of   Jurisdiction   over  the  Proposed   Allocation
     Methodologies

     KeySpan and the Service Companies (collectively referred to herein as the "Applicants") request authorization for KUS, KCS and KENG to operate under the allocation methodologies set forth in Exhibit H hereto, and in accordance with their respective Service Agreements. A description of the services provided and the allocation methodologies utilized by the Service Companies are set forth more fully in Exhibit H hereto. However, in order to facilitate the Commission's review of this request, set forth below is a brief description of the services provided and the allocation methodologies utilized by the Service Companies.

     1.   Description of the Services Provided by the Service Companies

     As described in greater detail in Exhibit H, the services KCS provides to KeySpan and its subsidiaries are accounting; tax; auditing; treasury and finance services; risk management; financial planning; investor relations and shareholder services; information technology, communications and computer services; legal and regulatory; corporate secretary functions; human resources; environmental services; strategic planning and corporate performance; customer services and communications and customer strategy; materials management and


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purchasing;   facilities  management;  fleet  management;   security;  corporate
affairs; executive and administrative; gas supply services; management and administrative functions relating to gas operations; operations support services
relating  to  gas  operations;   field  services  relating  to  gas  operations;
transmission and delivery system planning services; and gas marketing and sales services.

     As described in greater detail in Exhibit H, the services KUS provides to the New York Utilities over which the New York Public Service Commission has jurisdiction are gas and electric transmission and distribution systems planning; research and development; fuel management, marketing and sales services; meter operations; and executive and administrative services.[1] KUS also provides certain sales call center services to the New York Utilities as well as to Boston Gas, Colonial Gas, Essex Gas and ENGI (collectively referred to herein as the "New England Utilities").[2] The sales call center was centralized to avoid duplication of resources and call system technologies. The sales call center handles call responses for lead inquiries in responses to advertising and mailings; calls to find out the availability of gas; calls for additional information on gas products; calls for technical questions and inquiries; calls to request appointments with sales representatives and/or value plus plumbers; and calls to order meter sets from customers, plumbers and builders.

     As described in greater detail in Exhibit H, the services KENG provides to KeySpan Corporate Services LLC, KeySpan Electric Services, LLC, KeySpan Generation, KeySpan Services Inc., KEDLI, KEDNY, KeySpan Ravenswood Services Corp., KeySpan-Port Jefferson Energy Center, LLC, KeySpan-Glenwood Energy Center, LLC, KeySpan Energy Trading Services LLC and KeySpan Energy Development Corporation are general engineering services and executive and administrative services.

     2. Description of the Allocation Methodologies Utilized by the Service Companies

     The Service Companies allocate all service company costs to associated regulated and non-utility companies through a tiered approach. All costs are allocated and billed at cost in accordance with Section 13 and Rules 90 and 91. First and foremost, costs will be directly charged whenever practicable, including instances when more than one associate company is receiving the same goods or service at the same time. Secondly, in cases where direct charging

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1    KUS also provides such  services to the  following  companies  that provide services to the Long Island Power Authority and/or over which the New York Public Service Commission has no jurisdiction: KeySpan Generation, KeySpan Electric Services LLC and KeySpan Energy Trading Services LLC.

2 At the time that the Commission issued the Financing Order in November 2000, the New England utilities were utilizing a portion of their own internal resources to provide themselves with certain sales call center services. Although KUS was organized, among other things, to provide such services, it was not deployed at that time to offer such services to the New England utilities. Since such time, KeySpan has determined that the provision of such sales call center services by employees of the New England utilities to their own employers was not the best use of their time and resources. Accordingly, in furtherance of optimum economic and efficient use of resources, KeySpan has now determined that the best use of resources involves the deployment of KUS to provide such services directly to the New England utilities. As a direct result of this deployment by KUS, the New England utilities have experienced cost savings due to the elimination of certain staff that were no longer necessary because of the provision of such services by KUS.


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cannot be readily  determined,  costs  will be  allocated  using  cost/causation principles linked to the relationship of that type of service. This allocation methodology reflects operational aspects of the charge and applies costs in a meaningful and impartial method.

     The cost of service will be determined in accordance with the Public Utility Holding Company Act of 1935, as amended (the "Act") and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by the Service Companies, including a reasonable return on capital which will reflect a capitalization of the Service Companies of no more than equity of ten percent (10%), and all associated taxes.

     Each of the Service Companies will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of the Service Companies in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department.[3] Labor costs will be loaded for fringe benefits and payroll taxes. Time records of hours worked by all Service Company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, the Service Companies may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. The Service Companies will establish annual budgets for controlling the expenses of each department.

     The monthly costs of the Service Companies will be directly assigned to client companies where possible. Amounts that cannot be directly assigned will be allocated to client companies by means of equitable allocation formulae. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, each of the Service Companies' cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters or square footage.

     Each client company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such client company and which that particular Service Company in that particular case concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a client company from liability for all costs already incurred by, or contracted for, by the Service Companies pursuant to the project or activity regardless of whether the services associated with such costs have been completed.

     Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the relationship KeySpan has with the Long Island Power Authority (LIPA), the revenues and assets

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3    A department refers to an organizational structure within a Service Company
     based  on  a  common  service,   including,  for  example,  the  accounting
     department, the legal department and the human resources department, which are each departments operating within KCS.


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managed on their  behalf  will be  included  in the basis,  with the  applicable client company's data, in order to determine appropriate allocations.[4]

     The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then the Service Companies may adjust the basis to effect an equitable distribution.

3. Justification of the Use of the Allocation Methodologies Proposed in the Service Companies' Service Agreements

     Each of the Service Companies will directly assign or allocate by activity, project, program, work order or other appropriate basis the services they each provide to their respective client companies. Costs of services will be accumulated in accounts and directly assigned if possible or allocated as necessary to the appropriate associate company in accordance with the guidelines set forth in Exhibit I of the respective Service Agreements. Each of the Service Companies' accounting and cost allocation methods and procedures have been structured so as to comply with the "Uniform System of Accounts for Mutual Service Companies" established by the Commission for holding company systems. As compensation for services, the Service Agreements provide for the client companies to pay for services at cost in compliance with Section 13(b) of the Act and Commission Rules 90 and 91. Moreover, each of the Service Companies will file the annual report required by the Commission pursuant to Rule 94 on Form U-13-60.

     No change in the organization of the Service Companies, the type and character of the companies to be serviced, the methods of allocating cost to associate companies, or the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until the applicable Service Company shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify such Service Company within the 60 day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until such Service Company shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

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4    With respect to KeySpan's relationship with LIPA, KeySpan Electric Services
     LLC, a direct, wholly-owned non-utility subsidiary of KeySpan, (i) provides
     to  LIPA  all  operation,   maintenance  and   construction   services  and
     significant  administrative  services  relating to the Long Island electric
     transmission  and  distribution   system  through  a  management   services
     agreement; (ii) supplies LIPA with generating capacity, energy conversion and ancillary services from the Long Island units through a power supply agreement and other long-term agreements to provide LIPA with approximately two thirds of its customers energy needs; and (iii) manages all aspects of the fuel supply for our Long Island generating facilities, as well as all aspects of the capacity and energy owned by or under contract to LIPA through an energy management agreement (the "EMA"). KeySpan also purchases energy, capacity and ancillary services in the open market on LIPA's behalf under the EMA.

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C.   Reservation of Jurisdiction over the Use of KCS and KUS as Separate Service
     Companies Pending Dissolution of KUS

     In 1998, as a condition of the New York Public Service Commission's (the "NYPSC") approval of the formation of KeySpan as an unregulated utility holding company, the NYPSC required KeySpan to form separate service companies (i.e., KCS and KUS).[5]

     Applicants now request that the Commission reserve jurisdiction over the use of KCS and KUS as separate service companies pending and subject to approval by the NYPSC, upon KeySpan's petition, to eliminate the need to utilize KUS as a separate service company. KeySpan proposes to petition the NYPSC to allow Applicants to eliminate the need to utilize KUS as a separate service company. The petition will generally request authorization to utilize KCS as the single service company that would provide to the entire KeySpan system both corporate administrative services as well as gas marketing, gas supply, gas and electric distribution planning, meter repair operations, and all other services currently being provided by KUS and KCS. KeySpan proposes to file this NYPSC petition on or before December 31, 2005 and anticipates that the NYPSC will act on this petition on or before December 31, 2006.

     Prior to obtaining such authorization from the NYPSC, KeySpan's Service Companies, KCS and KUS, will continue to provide the comprehensive services currently being provided and more fully described in Exhibit H.

     In addition to KCS and KUS, as a result of certain New York Education Law restrictions, KeySpan was compelled to utilize a third service company, KENG, to provide certain engineering and survey services to KeySpan and its Subsidiaries. Specifically, Title VIII, Article 145 of the New York Education Law generally restricts a public service corporation from providing any engineering or survey services to third parties including affiliates. Nevertheless, the New York
Education Law does provide certain "grandfather" exemptions that allow such services to be provided by business corporations that have been lawfully practicing engineering or land surveying and were organized and existing under the laws of the State of New York on April 15, 1935 and have existed continuously thereafter. KENG satisfies the requirements of the New York Education Law "grandfather" provisions. Accordingly, KeySpan presently utilizes, and will continue to utilize, KENG as a separate service company, thus, enabling the centralized provision of engineering and surveying services (see the Financing Order and underlying application-declaration).

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

     The estimated fees, commissions and expenses in connection with the proposed request are approximately $10,000 which are comprised of legal fees.

--------
5 Case 97-M-0567, Opinion and Order Adopting Terms of Settlement Subject to Conditions and Changes, Opinion No. 98-9 (April 14, 1998).


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ITEM 3. APPLICABLE STATUTORY PROVISIONS.

     A.   Applicable Provisions

     Section 13 of the Act and Rules 87, 88, 90, 91, 93 and 94 thereunder are considered applicable to the proposed transaction.

     To the extent that the proposed transaction is considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

     B.   Rule 87 Analysis

          As stated above, KUS may provide gas marketing services to the New England Utilities. Rule 87 under the act states, in relevant part:

          (a) Subject to compliance with the provisions of such rules, regulations, or orders of the Commission as may be applicable (including [Rule 90]), the following classes of subsidiary companies of registered holding companies may perform services or construction for, or sell goods to, associate companies thereof:

          (1)  An approved mutual service company.

          (2) A subsidiary company whose organization and conduct of business the Commission has found, pursuant to [Rule 88], sufficient to meet the requirements of section 13(b) of the Act.

     In its order dated November 8, 2000, under Release No. 35-27272, File No. 70-9699, the Commission found KUS to be a service company whose organization and conduct of business, pursuant to Rule 88, is sufficient to meet the requirements of section 13(b) of the Act. In addition, KUS files its annual service company report with the Commission on Form U-13-60 in accordance with Rule 88 under the Act. As such, Rule 87(a)(2) by its terms expressly allows KUS, as an approved service company, to provide services to any associate company, including but not limited to, each of the New England Utilities.

     C.   Rule 53 and 54 Analysis

     The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At December 31, 2004 KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.12 billion. With respect to Rule 53(a)(1), the Commission determined in the currently applicable


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financing order dated December 18, 2003 (Holding Co. Act Release No. 27776, File
No. 10129 (the "Rule 53(c) Order"), that KeySpan's investments in EWGs and FUCOs in an aggregate amount of up to $3 billion is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred.

     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of KeySpan's overall financial condition which took into account, among other factors, KeySpan's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the Financing Order.

     KeySpan's investments in EWGs and FUCOs have increased from approximately $657 million as of December 31, 2000 to approximately $1.12 billion as of December 31, 2004. Nevertheless, KeySpan's EWG and FUCO investments, in the aggregate, have been profitable for all quarterly periods from December 31, 2000 through December 31, 2004. As of September 30, 2003, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, KeySpan's consolidated capitalization consisted of 38.67% common equity and 61.33% debt (including long and short-term debt and preferred stock). As of December 31, 2004, KeySpan's consolidated capitalization consisted of 41.80% equity and 58.20% debt (including long and short-term debt and preferred stock). These ratios comply with the requirement in KeySpan's Present Financing Order that KeySpan's common equity will be at least 30% of its capitalization. In addition, KeySpan's average consolidated retained earnings increased from approximately $480 million as of December 31, 2000 to approximately $792 million as of December 31, 2004. Accordingly, since the date of the Financing Order, the capitalization and earnings attributable to KeySpan's investments in EWGs and FUCOs has not had an adverse impact on KeySpan's financial integrity.

ITEM 4. REGULATORY APPROVAL.

     No state commission and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.


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ITEM 5. PROCEDURE.

     The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. The Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6. RULE 24 FILING.

     Within 60 days of the issuance of an order in this proceeding, in accordance with Rule 24 under the Act, the Applicants will file with the Commission a report setting forth how the Applicants have applied the allocation methodologies authorized hereby.

ITEM 7.  EXHIBITS AND FINANCIALS.

    Exhibits

     A    Not Applicable

     B-1  Form  of  Service  Agreement  for  KeySpan   Corporate   Services  LLC
          (previously filed)

     B-2 Form of Service Agreement for KeySpan Utility Services LLC (previously filed)

     B-3 Form of Service Agreement for KeySpan Engineering & Survey, Inc. (previously filed)

     C    Not Applicable

     D    Not Applicable

     E    Not Applicable

     F-1  Opinion of Counsel (to be filed by amendment)

     F-2  Past Tense Opinion of Counsel (to be filed pursuant to Rule 24)

     H Description of the services provided and the allocation methodologies utilized by the Service Companies

    Financials

     FS-1 Consolidated  Balance  Sheet,  Consolidated  Statement  of Income  and
          Consolidated Statement of Cash Flows of KeySpan Corporation as of December 31, 2004, along with notes thereto (filed with the Commission on Form 10-K for the year ended December 31, 2004, and incorporated by reference herein).

     FS-2 Balance Sheet and  Statement of Income of the Service  Companies as of
          December 31, 2004 (to be filed by amendment).

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf and on behalf of its subsidiaries by the undersigned officer thereunto duly authorized.


                                  KEYSPAN CORPORATION

                                  By:  /s/John J. Bishar, Jr.
                                       ----------------------
                                       John J. Bishar, Jr.
                                       Executive Vice President, General Counsel
                                       & Chief Governance Officer


                                  KEYSPAN ENGINEERING & SURVEY, INC.

                                  By: KEYSPAN CORPORATION

                                  By:  /s/John J. Bishar, Jr
                                       ---------------------
                                       John J. Bishar, Jr.
                                       Executive Vice President, General Counsel
                                       & Chief Governance Officer


                                  KEYSPAN CORPORATE SERVICES, LLC

                                  By: KEYSPAN CORPORATION

                                  By:  /s/John J. Bishar, Jr.
                                       ----------------------
                                       John J. Bishar, Jr.
                                       Executive Vice President, General Counsel
                                       & Chief Governance Officer


                                  KEYSPAN UTILITY SERVICES, LLC

                                  By: KEYSPAN CORPORATION

                                  By:  /s/John J. Bishar, Jr.
                                       ----------------------
                                       John J. Bishar, Jr.
                                       Executive Vice President, General Counsel
                                       & Chief Governance Officer

                                    EXHIBIT H

               Service Company Cost Allocation Policy & Procedure

The Service Companies (defined in application/declaration) allocate all service company costs to associated regulated and non-utility companies through a tiered approach. All costs are allocated and billed at cost. First and foremost, costs will be directly charged whenever practicable, including instances when more than one associate company is receiving the same goods or service at the same time. Secondly, in cases where direct charging cannot be readily determined, costs will be allocated using cost-causation principles linked to the relationship of that type of service. This allocation methodology reflects operational aspects of the charge and applies costs in a meaningful and impartial method.

The Service Companies allocate costs among associated companies receiving services from it under a Service Agreement (defined in application/declaration) using the following descriptions of service, cost accumulation, assignment and allocation methodologies:

A.   Description of Services Offered by KeySpan Corporate Services ("KCS")

Except as otherwise indicated, the following services are provided to all system companies:

1.   Corporate Affairs


Provide services in support of corporation strategies for managing relationships with federal, state and local governments, agencies and legislative bodies. Formulate and assist with public relations and communications, programs and administration of corporate philanthropic and community affairs programs, creative and production services and media relations.


2.   Customer Services


Provide services and systems dedicated to customer service, including meter reading and billing, remittance, credit, collections, customer relations, customer communication and advocacy, call center operations, customer offices and field operations, revenue protection and customer strategy.


3.   Environmental Services


Provide consulting, assessment, investigation, remediation and other activities as required by Client Companies (defined in underlying Service Agreement) to ensure full compliance with applicable environmental statutes and regulations, permitting, licensing, due diligence, waste management, emergency response and laboratory operations.

4.   Executive and Administrative


Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the issuance of securities, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, financing, acquisition and disposition of properties, expansion of business, rate structures, public relationships and other related matters.


5.   Financial Services


Accounting - Perform, advise and assist Client Companies in accounting matters, including the research and development of accounting practices, procedures and controls, the maintenance of the general ledger and related subsidiary systems, the preparation and analysis of financial reports, and the processing of certain transactions such as accounts payable, payroll, customer accounting, cash management and fixed assets.


Auditing - Periodically conduct operating audits and audits of the accounting records and other records maintained by Client Companies and coordinating their examination, where applicable, with that of independent public accountants. The audit staff will report on their examination and submit recommendations, as appropriate, on improving methods of internal control, accounting procedures and operating procedures and policies.


Financial Planning - Advise and assist Client Companies with operating and capital budgets and capital expenditure decisions. Perform economic analysis, short and long-term financial forecasting, merger and acquisition analysis, financing related activities, and activities relating to rating agency relationships for Client Companies and the consolidated entity.


Investor Relations and Shareholder Services - Provide fair and accurate analysis of KeySpan and its operating subsidiaries and its outlook within the financial community, enhancing KeySpan's position in the energy industry; balancing and diversifying shareholder investment in KeySpan through a wide range of activities; providing feedback to KeySpan and its operating subsidiaries regarding investor concerns, trading and ownership; holding periodic analysts meetings; and providing various operating data as requested or required by investors.


Risk Management - Advise and assist Client Companies in securing requisite insurance, in the purchase and administration of all property, casualty and marine insurance, and workers' compensation, in the settlement of insured claims and in providing risk prevention advice.


Tax - Perform, advise and assist Client Companies in the preparation of Federal, state and local income and franchise tax returns, calculation and accrual of book income taxes, due diligence in connection with acquisitions and performance of tax planning functions. Execute Federal, state and local income and franchise tax returns on behalf of Client Companies.

Treasury/Finance - Provide services related to managing all administrative activities associated with financing, including management of capital structure; cash, credit and risk management activities; investment and commercial banking relationships; and general financing activities, pension, 401K and venture capital investments.


6.   Human Resources


Provide central administration for payroll, and employee benefit and pension plans of Client Companies. Perform policy, planning and analysis functions as related to compensation and benefit plans. Advise and assist Client Companies in the administration of such plans and prepare and maintain records of said plans. Direct and administer all medical and health activities of Client Companies.


Advise and assist Client Companies in the formulation and administration of employee staffing and performance evaluation, the design and administration of training programs for employee career development, the design and administration of diversity and equal employment opportunity (EEO) programs.


Advise and assist Client Companies in the formulation and administration of employee relations policies and programs relating to the relevant Client Companies' employee and labor relations.


Advise and assist Client companies in the formulation and administration of safety and loss prevention policies, procedures and programs relating to the Client Companies' employees. Provide central administration of all workers compensation programs of Client Companies.


7.   Information Technology


Provide the organization and resources for the operation of an information technology function including the development, implementation and operation of a centralized data processing facility and the management of a telecommunications network. This function includes the central processing of computerized applications and support of individual applications in Client Companies. Develop, implement, operate and maintain those computerized applications for Client Companies that can be economically best accomplished on a centralized basis.


Software Pooling - Accept from Client Companies ownership of and rights to use, assign, license or sub-license all software owned, acquired or developed by or for Client Companies which Client Companies can and do transfer or assign to it. Preserve and protect the rights to all such software to the extent reasonable and appropriate under the circumstances; license Client Companies, on a non-exclusive, no charge or at-cost basis, to use all software which KCS has the right to sell, license or sub-license; and, at KCS' expense, permit Client Companies to enhance any such software and license others to use all such software and enhancements to the extent that KCS shall have the legal right to so permit.

8.  Legal and Regulatory


Legal and Regulatory - Provide advice and assistance with respect to legal and regulatory issues as well as regulatory compliance, including Act authorizations and compliance, as well as other regulatory and trade matters under other Federal and State laws. Represent the Client Companies before Federal and State courts and regulatory agencies and in arbitration and other dispute resolution proceedings.


Investigate third party public liability claims against the Client Companies.


Corporate Secretary's Office - Provide all necessary functions required of a publicly held corporation; coordinating information and activities among shareholders, the transfer agent, and Board of Directors; providing direct services to security holders; conducting the annual meeting of shareholders and ensuring proper maintenance of corporate records, as well as other activities related to corporate governance.


9.  Operating Services


Facilities Management and Real Estate - Perform planning, administration and operations related to managing Client Company properties, including leasing, renting company properties and permitting and purchase and sale of real property. Administer duplicating services, mailroom operations and print shops. Perform activities related to maintaining company properties, determining requirements and designing occupancy layouts.


Fleet Management - Perform activities related to purchasing, leasing, and maintaining vehicles for Client Companies.


Materials Management and Purchasing - Advise and assist Client Companies in the procurement of real and personal property, materials, supplies and services, conduct purchase negotiations, prepare procurement agreements and administer programs of material control, and provide warehousing and distribution services for Client Companies.


Security - Provide activities to ensure a secure working environment, protect and safeguard company assets, safeguard and transport company receipts, and performance of investigations.


10.   Strategic Planning and Corporate Performance


Perform strategic planning, administration and implementation of corporate branding, customer relationship marketing, new business ventures, market research and metrics, market intelligence, marketing competency management and measurement, business improvement and e-commerce as related to all Client Companies - both individually and as a whole. Determine, implement and track corporate performance goals, initiatives and measures.

11. Gas Supply (the following services are not provided to the New York Utility Companies)


Manage the gas procurement, planning, nominations, and transportation of gas. This includes all functions related to the supply and transportation of natural gas to customers; including management of gas contracts and gas inventories, review and processing of invoices, projection of send-out requirements, billings to third parties and off-system sales, and the maintenance of a reliable and least cost portfolio of resources.

12. Gas Operations (the following services are not provided to the New York Utility Companies)


Management and Administrative Services. Provide services for the management and administration of gas operations including, but not limited to, the management and supervision of construction services, field coordinators, maintenance of service facilities and processing field requests.


Operations Support Services. Provide administrative and operational support services including, but not limited to, the handling of incoming dispatch calls related to field service orders and generate orders for gas odor, emergency response, meter work, and appliance repair.


Provide administrative and operational support services including, but not limited to managing leaks by recording, tracking, and reporting known system leaks on the distribution and transmission system. This service shall be conducted with the objective of ensuring that all DOT and state regulatory requirements are met that pertain to the proper documentation and reporting to the appropriate authorities.


Provide administrative and operational support services including, but not limited to receiving and forwarding all DigSafe excavator notifications to the proper company operations center and dispatch emergency DigSafe notifications to the proper company operating center. This service shall be conducted with the objective of ensuring that all DOT and state regulatory requirements are met that pertain to a one-call damage prevention program.


Purchase, repair and refurbish meters for KEDNE Client Companies.[1]


Provide administrative and operational support services including, but not limited to, gas operations performance measurement as well as assistance in the preparation and analysis of operating and capital expenditure budget and forecasts of KEDNE companies


Field Services. Perform all field service functions relating to field service order generation billing to the customer, manage the meter inventory control and reporting, and maintain order history data for KEDNE companies.

--------
1 KEDNE refers to Boston Gas Company, Essex Gas Company, Colonial Gas Company and EnergyNorth Natural Gas, Inc., collectively

T&D System Planning Services. Provide KEDNE companies with services and systems dedicated to maintaining the changes and additions to the pipeline as it pertains to mapping, reporting, and providing location and demand data for network analysis. This also includes the analysis and evaluation of load data for large customers.


13. Gas Marketing and Sales Services (the following services are not provided to the New York Utility Companies)


Provide development and implementation of the strategies that (a) profitably acquire incremental customers and gas sales revenue; and (b) provides support and services to retain and attract businesses, and includes a combination of direct sales, trade support, account management and support.


B.   Methods of Allocation

Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KCS, including a reasonable return on capital which will reflect a capitalization of KCS of no more than equity of ten percent (10%), and all associated taxes.


KCS will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KCS in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KCS may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KCS will establish annual budgets for controlling the expenses of each department.


Monthly KCS costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KCS costs centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KCS concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KCS pursuant to the project or activity regardless of whether the services associated with such costs have been completed.

Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues and assets managed on their behalf, will be included in the basis, with the applicable Client Company's data, in order to determine appropriate allocations.


The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KCS may adjust the basis to effect an equitable distribution.

The applications of Service Allocations are described more fully below.
-----------------------------------------------------------------------

          Service Department
               Or Function                           Basis of Allocation
               -----------                           -------------------

         Corporate Affairs                           3-point formula

         Customer Services                           # of  phone calls
                                                     # of bills
                                                     # of meters
                                                     3-point formula

         Environmental Services                      Property
                                                     3-point formula

         Executive and Administrative                3-point formula

         Financial Services                          3-point formula
                                                     Property
                                                     # of meters
                                                     # of bills

         General Engineering                         Property
                                                     3-point formula

         Human Resources                             # of employees
                                                     3-point formula

         Information Technology                      # of meters
                                                     # of employees
                                                     Revenue
                                                     3-point formula

         Legal and Regulatory                       3-point formula

         Marketing and Sales                        3-point formula

         Operating Services                         sendout
                                                    # of bills
                                                    # of meters
                                                    # of vehicles
                                                    % of square footage occupied
                                                    # of employees
                                                    3-point formula

         Research and Development                   3-point formula

         Strategic Planning and Corporate           3-point formula
         Performance

         Gas Supply                                 3-point formula
                                                    sendout

         Gas Operations:  Administrative Services   3-point formula

                          Support Services          3-point formula
                                                    # of meters

                          Field Services            3-point formula
                                                    # of meters

                          T&D System Planning       3-point formula
                          Services                  property


                          Gas Marketing and
                          Sale Services             3-point formula


Definition of Allocation Factors to be used by KCS:
---------------------------------------------------

Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Bills - A ratio based on the number of customer bills processed for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

# of Customers - A ratio based on the number of customers at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ration will be calculated annually on actual experience.


# of Employees - A ratio based on the number of full time employees at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Meters - A ratio based on the number of meters at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Phone Calls - A ratio based on the number of telephone calls handled for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Revenue - A ratio based on the revenue for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Sendout - A ratio based on the sendout for the previous calendar year, including gas used by the Client entity but excluding transportation customer volumes delivered for another gas supplier, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


% of Square Footage Occupied - A ratio based on the square footage of office and non office space occupied, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the client company to the total of the same factors for all recipient client companies. The factors are an equal weighting of Revenue, Assets, and Expenses. These ratios will be calculated annually based upon actual experience.[2]


# of Vehicles - A ratio based on the number of vehicles at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


C.   Description of Services Offered by KeySpan Utility Services ("KUS")

Except as otherwise indicated, the following services are not provided to the New England Utility Companies:

1.   Fuel Management


Manage Client Companies' purchase, sale, movement, transfer and accounting of gas quantities to ensure continued recovery of all prudently incurred energy purchase costs through local jurisdictional cost recovery mechanisms.


Provide services and systems dedicated to energy marketing, including marketing and trading of gas and energy price risk management. Develop marketing and sales programs in physical and financial markets for regulatory and specific contractual requirements. Activities include short-term planning, billing and reconciliations.


2.   Marketing and Sales


Plan, formulate and implement marketing and sales programs, as well as provide associated marketing services to assist Client Companies with improving customer satisfaction, load retention and shaping, growth of residential, commercial/industrial energy sales and deliveries, energy conservation and efficiency. Assist Client Companies in carrying out policies and programs for the development of plant locations and of industrial, commercial and wholesale markets. Develop and administer marketing research and planning programs as well as advertising/telemarketing programs. Perform load research, econometric modeling, and sales and revenue forecasting for jurisdictional gas subsidiaries.


3.   Meter Operations


Purchase, repair and refurbish meters for Client Companies.

--------
2    With  respect  to  corporate  governance  services,   the  3-Point  Formula
     incorporates all KeySpan companies including the holding company, KeySpan Corporation.

4.   Research and Development


Investigate and conduct research relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy. Keep abreast of and evaluate for Client Companies all research developments and programs of significance affecting Client Companies and the energy industry. Advise and assist in the solution of technical problems arising out of Client Companies' operations.

5.   Gas and Electric Transmission and Distribution Planning

Provide gas and electric  transmission  and  distribution  planning  services as
related  to  system  and  safety   reliability,   expansion  and  load  handling
capabilities.

6.   Executive and Administrative

Advise and assist Client Companies in the formulation and execution of plans and policies of the Client Companies' marketing and sales strategies. Advise and assist Client Companies as to operations, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, expansion of business, rate structures and other related matters.

7. Call Center (the following services are provided to both the New York and the New England Utility Companies)

Provide management and operations of a sales call center which supports the residential conversion markets across the New York and the New England regions. The sales call center handles call responses for lead inquiries in responses to advertising and mailings; calls to find out the availability of gas; calls for additional information on gas products; calls for technical questions and inquiries; calls to request appointments with sales representatives and/or value plus plumbers; and calls to order meter sets from customers, plumbers and builders.

D.   Methods of Allocation

Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KUS, including a reasonable return on capital which will reflect a capitalization of KUS of no more than equity of ten percent (10%), and all associated taxes.


KUS will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KUS in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive

Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KUS may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KUS will establish annual budgets for controlling the expenses of each department.


Monthly KUS costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KUS cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KUS concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KUS pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues and assets managed on their behalf, will be included in the basis, with the applicable Client Company's data, in order to determine appropriate allocations.


The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KUS may adjust the basis to effect an equitable distribution.


The applications of Service Allocations are described more fully below.

          Service Department
               Or Function                           Basis of Allocation
               -----------                           -------------------


         Marketing and Sales                         3-point formula

         Fuel Management                             Sendout
                                                     3-point formula

         Research and Development                    3-point formula

         Meter Operations                            #of meters


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


         Gas and Electric Transmission and
         Distribution Planning                       Property

         Executive and Administrative                3-point formula


Definition of Allocation Factors to be used by KUS:
---------------------------------------------------

Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Meters - A ratio based on the number of meters at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Revenue - A ratio based on the revenue for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

Sendout - A ratio based on the sendout for the previous calendar year, including gas used by the Client entity but excluding Transportation customer volumes delivered for another gas supplier, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the client company to the total of the same factors for all recipient client companies. The factors are an equal weighting of Revenue, Assets, and Expenses. These ratios will be calculated annually based upon actual experience.


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


E.   Description  of  Services  Offered by  KeySpan  Engineering  & Survey  Inc.
     ("KENG")


1.   General Engineering


Advise and assist Client Companies in the study, planning, engineering, maintenance and construction of energy plant facilities of each Client Company and of the gas systems and the electric systems as a whole, and advise, assist and manage the planning, engineering (including maps and records) and construction operations of Client Companies. Develop and administer quality assurance programs of Client Companies.


Develop long-range operational programs for all the Client Companies and advise and assist each Client Company in the coordination of such programs with the programs of the other Client Companies.

2.   Executive and Administrative

Advise and assist Client Companies in the formulation and execution of plans and policies of the Client Companies' engineering and surveying services. Advise and assist Client Companies as to operations, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, acquisition and disposition of properties, expansion of business, rate structures and other related matters.

F.   Methods of Allocation

Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KENG, including a reasonable return on capital which will reflect a capitalization of KENG of no more than equity of ten percent (10%), and all associated taxes.


KENG will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KENG in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KENG may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KENG will establish annual budgets for controlling the expenses of each department.


Monthly KENG costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae. To the extent possible such


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


allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KENG cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KENG concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KENG pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues and assets managed on their behalf, will be included in the basis, with the applicable Client Company's data, in order to determine appropriate allocations.


The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KENG may adjust the basis to effect an equitable distribution.

The applications of Service Allocations are described more fully below.

          Service Department
               Or Function                           Basis of Allocation
               -----------                           -------------------

         General Engineering                         Property
                                                     3-point formula

         Executive and Administrative                3-point formula

Definition of Allocation Factors to be used by KENG
---------------------------------------------------


Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Revenue - A ratio based on the revenue for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the client company to the total of the same factors for all recipient client companies. The factors are an equal weighting of Revenue, Assets, and Expenses. These ratios will be calculated annually based upon actual experience.













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